
03021669


NAUTICA


SEC MAIL PROCESSING
RECEIVED
JUN 06 2003
WASH. D.C.
187
SECTION


PROCESSED
JUN 10 2003
THOMSON
FINANCIAL

NAUTICA ENTERPRISES, INC.

Annual Report 2003


NAUTICA


NAUTICA
COMPETITION
NAUTICA COMPETITION

Λ NAUTICA COMPETITION

NAUTICA ENTERPRISES, INC. IS NAUTICA


SEC MAIL PROCESSING
WASH, D.C.
187
SECTION

EARL JEAN
JOHN VARVATOS
E. MAGRATH

FINANCIAL HIGHLIGHTS

Nautica Enterprises, Inc. and Subsidiaries (amounts in thousands, except per share data)

NET SALES



700
600
500
400
300
200
100
$509,128
$564,888
$627,731
$692,092
$693,715
1999
2000
2001
2002
2003

NET EARNINGS PER SHARE OF COMMON STOCK – DILUTED



1.5
1.0
0.5
$1.45
$1.26
$1.39
$0.50[2]
$0.60[1]
1999
2000
2001
2002
2003

FREE CASH FLOW



50
45
40
35
30
$40,412
$50,512
$36,306
$46,880
$36,448
1999
2000
2001
2002
2003

STOCKHOLDERS' EQUITY



350
330
310
290
270
250
$255,817
$263,713
$285,264
$322,580
$346,226
1999
2000
2001
2002
2003

Year ended	**March 1, 2003**	March 2, 2002	March 3, 2001	March 4, 2000	February 27, 1999
Selected consolidated statements of earnings data					
Net sales	**$ 693,715**	$ 692,092	$ 627,731	$ 564,888	$ 509,128
Net earnings	**$ 20,698**[1]	$ 17,259[2]	$ 46,103	$ 46,163	$ 58,708
Net earnings per share of common stock					
Basic	**$ 0.62**	$ 0.52	$ 1.45	$ 1.33	$ 1.53
Diluted	**$ 0.60**[1]	$ 0.50[2]	$ 1.39	$ 1.26	$ 1.45
Cash dividends per share of common stock	**None**	None	None	None	None
Free cash flow	**$ 36,448**	$ 46,880	$ 36,306	$ 50,512	$ 40,412
Selected consolidated balance sheets data					
Total assets	**$ 468,127**	$ 422,070	$ 378,306	$ 333,113	$ 319,304
Inventory	**87,630**	66,443	98,021	73,879	70,212
Long-term debt, excluding current portion	**13,567**	14,321	–	–	50
Working capital	**191,240**	151,214	170,804	168,231	179,566
Stockholders' equity	**346,226**	322,580	285,264	263,713	255,817

[1] Net earnings for the year ended March 1, 2003 include pre-tax special charges of $16.3 million ($10.2 million on an after tax basis) or $0.30 per diluted share for the year. Such charges relate to expenses recorded in the first quarter for the closing of the Rockland, Maine distribution facility, the write-down of the Rockefeller Plaza store's fixed assets in the third quarter, and costs associated with the transition of the Company's Nautica business in Europe to licensing or other key arrangements in the fourth quarter. Also, such charges relate to the impairment of goodwill in the fourth quarter associated with the Nautica Europe business.

[2] Net earnings for the year ended March 2, 2002 include pre-tax special charges of $14.4 million ($9.0 million on an after tax basis) or $0.26 per diluted share for the year. Such charges relate to the closing of the Company's Rockland, Maine distribution facility and certain other employee terminations. Also, such charges relate to an agreement with the Company's Vice Chairman, whereby all current and future obligations of the Company arising from a Letter Agreement dated May 1, 1998, between the Vice Chairman and the Company, were cancelled.


NAUTICA JEANS

OUR BRANDED APPROACH

> OUR BRANDED APPROACH HAS ENABLED US TO EXPAND INTO OTHER MARKETS THAT CATER TO A BROAD RANGE OF CUSTOMERS AND AGE GROUPS, PROVIDING THE COMPANY DIVERSITY IN THE MARKETPLACE.


NS
83


NAUTICA

> A brand with a 20-year heritage, Nautica is a modern American classic.

> Core Nautica Men's Sportswear collection, targeted to ages 25 to 55, includes outerwear as well as the active, athletic-inspired Nautica Competition line.

> Additional product lines under the Nautica brand include Nautica Jeans Company which is comprised of Nautica Men's Jeans and Nautica Women's Jeans, both of which cater to a younger demographic, Nautica Children's Company, which includes boys and infants, as well as Nautica Sleepwear which includes men's, women's and juniors. Nautica Licensing is comprised of a portfolio of branded products that has grown to include fragrance, watches, eyewear, tailored clothing and a home collection, to name a few.

> Distributed to leading department stores and specialty retailers in the U.S. and internationally as well as through a network of 109 Nautica outlet stores and one full-priced Nautica store.

> Focused on building and extending the Nautica brand by introducing new product lines and categories and entering into new license agreements.



Earl Jean®

> Earl Jean is the brand that heralded the transition of denim from casual wear to modern day chic attire, with its incredible fit and fashion focus.

> Earl Jean's core customers are fashion-savvy professionals and the affluent teen. The brand also has a loyal following among celebrities.

> Marketed throughout the U.S., Europe, Japan and Canada.

> Earl Jean products are distributed through luxury department stores and better specialty stores both domestically and internationally, as well as six freestanding stores globally in New York, Los Angeles, Miami and London.

> Focused on building the brand by expanding the product line beyond denim, launching the first global advertising campaign for Fall 2003 and pursuing new licensing opportunities.



john varvatos

> Collection of designer sportswear, tailored clothing, leather accessories and footwear for men. Reflects a look of easy elegance, unmistakable detailing and uncompromising standards of craftsmanship.

> Distributed in luxury department stores and better specialty stores in the U.S. and internationally and through two John Varvatos stores in New York's Soho neighborhood and West Hollywood, California. There is also one outlet store in Cabazon, California.

> Recent developments include an agreement with Shiseido's Zirh International subsidiary to market a line of fragrance and skin care products, in addition to the renewal of the limited edition sneaker collection produced jointly with Converse. John Varvatos anticipates signing an exclusive licensing partnership for Japan in the current fiscal year.

> Focused on nurturing and building the brand through the opening of additional freestanding stores and forming new partnerships.


NAUTICA
COMPETITION
EAU DE TOILETTE SPRAY
VAPORISATEUR

NAUTICA FRAGRANCE


Harvey Sanders, Chairman of the Board,
Nautica Enterprises, Inc.

TO OUR STOCKHOLDERS

The past year was marked by significant challenges for the U.S. economy and for retailers in particular. Despite this period of economic weakness and uncertainty, we continued to implement our strategic initiatives and plans to strengthen our business. The progress we have made has been substantial, even as we faced a difficult operating environment that is reflected in our fiscal 2003 financial results.

At Nautica Enterprises, we see three core reasons for our ability to maintain a solid operating platform for the Company. First, our business is anchored by the global strength of the Nautica brand, a commitment to conservative financial management, and a balanced and controlled approach to diversify and extend our business. Second, we remain focused on executing our plans and advancing the initiatives that will position us for growth as operating conditions improve. Third, we continue to adhere to the values that define all our brands – and define our Company.

Over the past several years, we have pursued a steady path of transformation. This process is evident in the extensions of our core Nautica brand and the addition of two brands, Earl Jean and John Varvatos. It is apparent in the steps we've taken to strengthen our management team throughout the organization. And, as part of our operational improvements initiative, we have successfully transitioned to our new distribution and customer service facility in Martinsville, Virginia.

THREE-PHASED PLAN FOR PROGRESS

At Nautica Enterprises, we've taken a three-phase approach to this transformation. Phase I, which began in the prior fiscal year, and included putting in place initiatives to better manage operations to gain efficiencies, is largely complete. Throughout fiscal 2003, we made strong progress on Phase II of our corporate plan which is designed to rationalize our businesses for improved performance. Specific initiatives in this phase include the continued refinement of Nautica Men's Sportswear, transitioning Earl Jean to a new headquarters and consolidating various functions, limiting our investment in Nautica Europe, better positioning our Nautica Women's Jeans brand, exploring growth opportunities for John Varvatos and seeking ways to improve the performance of our Nautica Rockefeller Plaza flagship store. In preparation for Phase III, our longer-term growth plan, we will continue to focus on initiatives in fiscal 2004 that will enable us to drive sales growth and enhance the profitability of our established brands.

While much work remains to be done, our transformation in recent years has been significant. As recently as five years ago, the Company was predominantly comprised of our Nautica Men's Sportswear business. This remains our largest, most profitable business and has served as the platform to launch new businesses and licenses.

Clearly, our strategy of controlled growth and diversification has worked well as we have added and expanded successful lines such as Nautica Men's Jeans, Nautica Men's Underwear, Nautica Blue and an array of licensed products, including the Nautica Home Collection. Earl Jean and John Varvatos have also given the Company a more diverse product portfolio targeted at a broader demographic of customers and age groups. As we begin a new fiscal year, we're confident that we have the right brands and product diversity in the right markets.

FINANCIAL RESULTS

Sales for the fiscal year ended March 1, 2003 were $693.7 million, compared to $692.1 million a year ago. Net earnings before special charges rose 17.9% to $30.9 million, or $0.90 per diluted share, from $26.2 million, or $0.76 per diluted share, in fiscal 2002.

The modest increase in net sales reflects a weak retail environment encountered throughout much of the year, including a highly promotional Holiday selling season. Strong performance in some of our units, including Nautica Men's Jeans, Nautica Sleepwear and Earl Jean, was offset by softness in our Nautica Men's Sportswear business.

While the retail environment and wavering consumer confidence created challenges, the actions we have taken to improve full-price selling, better manage markdowns, enhance operational efficiencies and seek better sourcing, have enabled us to achieve a significant improvement in gross margin, which increased 160 basis points to 42.7% compared to 41.1% last year. In addition, we began to see the benefits of the consolidation of our distribution and customer service operations at our 500,000 square-foot facility in Martinsville, Virginia. From the beginning of the project through fiscal 2004 our costs to store, process and ship a unit will be reduced by approximately 15%.

Importantly, our financial position remains strong, giving us the resources and flexibility to meet the challenges of the current operating environment as well as to prepare for future growth by supporting and investing in our brands. We ended the year on a very strong note financially as our balance sheet remains solid, with just $13.6 million in long-term debt, and $191.2 million in working capital. We continue to generate strong free cash flow and ended the year with $83.0 million in cash and equivalents.

NAUTICA

We've long said our guiding vision is that everything emanates from the Nautica brand. The past year was no exception. What has changed, however, are our efforts to bring new excitement and vigor to the core Nautica Men's Sportswear business. As a company, we devote considerable attention to understanding our customers, exploring opportunities and finding new ways to express the modern American classic heritage of our brand. To us – and to our customers – the values of the Nautica brand are exemplified by the spirit of competitiveness and fun, an active and athletic lifestyle, and a commitment to integrity and authenticity. These values have broad appeal – and in no small measure have contributed to the global success of the Nautica brand.

Understanding and staying true to those values has been behind our initiatives to bring a younger spirit and attitude to the brand. Among the key initiatives and progress in fiscal 2003 were:

> We took steps to further refine our Nautica Men's Sportswear business as the brand's performance at retail was somewhat disappointing due to pressure facing the men's collection area in department stores. We continued our effort to assess the mix between basic and fashion to ensure the right balance in the marketplace.

> A key focus has been to communicate a consistent brand image to consumers for all Nautica brands. With our product presentation at retail, we achieved this through upgrades for our in-store shop displays. In terms of brand communication, we recently selected a new advertising agency that will partner with us in developing new, innovative ad campaigns that are bold, colorful and engaging and capture the image and spirit of each of our respective Nautica brands.

> Nautica Competition, a brand that highlights the athletic and active characteristics of our core sportswear brand, was extended with the March 2003 roll out of a new fragrance line. The licensed product, which is being supported by a national advertising campaign, will help reinforce awareness for the Nautica Competition brand.

> The broad appeal of the Nautica brand is evident in Nautica Sleepwear, which includes men's and women's sleepwear, men's underwear and Nautica Blue, our line of sleepwear targeted to juniors. Sleepwear is one of the Company's best-performing business units, with the largest sales increase within our portfolio of brands. Importantly, we made progress in each part of these businesses, with each line exceeding our plan. In keeping with our strategy of brand diversification, we began testing a new line of Nautica Men's Jeans Sleepwear and Underwear during the fourth quarter. This is a younger line than our traditional Men's Sleepwear and incorporates design elements from our successful Nautica Men's Jeans business. Consumer response has been strong, and we expect to roll this out to additional accounts for the Fall and Holiday 2003 seasons.

> We are encouraged by the strong performance of Nautica Men's Jeans, which continues to be one of our more profitable business units and is leading the competition in strong sell-throughs at retail. This success has enabled us to obtain better positioning in stores. Today, our Nautica Men's Jeans products are in approximately 1,900 department and specialty store doors, up from approximately 1,400 doors a year ago. Our emphasis going forward will be to improve productivity within existing doors as well as to gain better positioning on the selling floor. With this, we expect to move from a number of C and D locations and expand in our A and B locations. Our plans are well underway, as our retail partners are pleased with the strong performance that this division has enjoyed since its initial launch in 1999.

> Although our Nautica Women's Jeans business did not meet our expectations for the year, we have put in place the right team to improve the division's performance going forward. During the year, we brought on board new talent in key areas such as Creative, Sales and Marketing and have worked to better position the product at retail. The Fall 2003 line was well received by our retail partners as it reflects the initiatives to reposition the product which, in turn, we believe will translate into improved results.

> Fiscal 2003 was the first full year with the Nautica Children's business in-house, and we continue to view this as a key avenue for growth. Year-over-year sales were up and we continued to gain better positioning for our products in department stores. The performance of our Nautica Children's Boys business was very strong in our outlet stores throughout the year. As a result, for fiscal 2004, we are planning to increase the penetration of our children's business in our outlet stores from 9.0% to 12.5% and will be rolling out children's product to an additional 30 stores throughout the country, bringing the number of stores that carry children's product to 98.

> Licensing has been an essential component of our strategy to build a global brand with a presence in a large and growing number of product categories. Highlights in fiscal 2003 include the expansion of our Nautica Home Collection, which exceeded our expectations with the addition of new doors in both department and specialty stores. Aside from the launch of our Nautica Competition fragrance, we signed a new license for Nautica Women's Swimwear, which will also include expanded categories such as beachwear and beach accessories. In Spring 2003, after the close of the fiscal year, we also introduced our new line of Nautica Men's Footwear. Over the next year, we expect to further leverage this opportunity with the launch of a line of Nautica Boys' Footwear. Also, this Spring, we made the decision to transition our Nautica business in Europe to licensing or other key arrangements. This move will significantly reduce our financial investment in Europe while expanding the Nautica brand's European market share.

EARL JEAN

Since joining Nautica Enterprises' portfolio of brands early in fiscal 2002, Earl Jean has expanded the Company's international reach, distribution channels and opportunities for growth. An important initiative was the Fall 2002 introduction of a men's Earl Jean line which is now in more than 150 upscale department and specialty stores in the U.S., Europe, Japan and Canada.

As the year progressed, we took a number of actions to address the softness the Earl Jean brand experienced in the competitive women's luxury denim market. In October 2002, Bonnie Takhar, formerly Managing Director of the Earl Jean European business, was given responsibility for managing the entire Earl Jean brand on a global basis. As part of our strategy to improve performance, streamline operations, identify synergies among Nautica Enterprises' divisions and leverage the Company's existing infrastructure, we announced in January 2003 that Earl Jean's headquarters in Los Angeles would be moved to New York and its customer service and distribution functions would be integrated into our existing facility in Martinsville. The relocation has been successfully completed and, as a result, is expected to add approximately $0.01 to $0.02 to our net earnings on an annual basis beginning in fiscal 2005.

Our strategies to build and nurture the Earl Jean brand have also included expanding the product line beyond denim and making new investments in advertising and marketing. Under the direction of its new President, Earl Jean will launch its first national advertising campaign for Fall 2003. We see a number of opportunities to expand the Earl Jean brand, especially in licensing, and are currently looking into categories such as accessories and swimwear. In May 2003, we opened a new Earl Jean store in London, bringing the total number of company-owned retail locations to six. These also include full-priced stores in New York City, Miami, Los Angeles as well as outlet stores in California and England.

JOHN VARVATOS

John Varvatos continues to demonstrate the value of a talented designer with a unique point of view, backed by an enterprise with resources and experience in nurturing brands. Fiscal 2003 was the second full year of the John Varvatos Collection at retail, and results continued to trend better than the competition, despite a difficult market for luxury brands.

The John Varvatos Collection, which encompasses tailored clothing, sportswear, leather accessories and footwear, has a look of easy elegance, unmistakable detailing and uncompromising standards of craftsmanship that continue to capture the attention of the fashion press. Few menswear collections have garnered so much favorable editorial coverage in such a short period of time.

By the end of fiscal 2003, the Collection was predominantly found in luxury department stores and better specialty retailers. The first freestanding John Varvatos store, a 2,800 square foot gallery-like space in New York's Soho neighborhood, continues to outperform our expectations. A second store, in West Hollywood, California, opened in September and we see the roll out of additional retail stores as a growth opportunity for the John Varvatos brand.

The potential for the John Varvatos Collection is also reflected in license agreements signed in fiscal 2003, providing opportunities to expand the brand's awareness. In December, we entered into an agreement with Shiseido's Zirh International subsidiary to market John Varvatos fragrance and skin care products, which are scheduled to be launched in the Spring of 2004. In addition, we renewed our license agreement with Converse to design a line of exclusive sneakers. John Varvatos also anticipates signing an exclusive licensing partnership for Japan in the current fiscal year. We will continue to pursue licensing opportunities, including footwear and accessories, which we believe is an area of significant opportunity for the brand.

FUTURE ENDEAVORS

As we begin a new fiscal year, the retail environment remains uncertain. However, the strength of our brands, the increasing efficiency of our operations, the experience and resolve of our management team and our solid financial position give us confidence as we continue to implement the second phase of our strategic plan. The initiatives we have taken in fiscal 2003, and those we are focused on making in the current fiscal year, position us for our next stage of growth. In fact, during the past two months of our new fiscal year, we have made progress in our commitment to carefully analyze our businesses that are not performing to the level that we expect, and have taken steps to reduce the financial impact that they will have going forward. Our fiscal 2004 year will be one where we continue in our efforts to stabilize our underperforming businesses as well as support the growth of our brands.

We are committed to the expansion of each of our businesses, and believe we have strategies in place to achieve our goals. To enhance shareholder value over the long-term, our focus will remain on further diversifying our distribution channels, expanding our product offerings by designing new product lines for our existing brands, forging new license agreements, as well as leveraging our infrastructure to gain additional operating efficiencies. We will do so with a team of people who continue to demonstrate their commitment and creativity each day. We thank them, and extend our appreciation to our stockholders for their support.



Harvey Sanders
Chairman of the Board
Nautica Enterprises, Inc.


JOHN VARVATOS




NAUTICA HOME COLLECTION

STRATEGIC INITIATIVES UPDATE

Initiative #1: Continued to take actions to build the Earl Jean brand. Introduced a new line of men's jeans in Fall 2002 and are preparing to launch the brand's first national advertising campaign for Fall 2003. Other steps involved placing the entire Earl Jean brand under a single President and moving the division's headquarters from Los Angeles to New York City and Martinsville, Virginia.

Initiative #2: The experienced executives who were placed in key areas in fiscal 2002 continued to make a positive impact in fiscal 2003. Other notable management changes were the promotion of Bonnie Takhar to President of Earl Jean as well as the promotion of Christopher Heyn in May 2003 to President of Nautica International, our Men's Sportswear business.

Initiative #3: To refine the positioning of the core Nautica brand and communicate a consistent brand image to consumers, we upgraded in-store shop displays, incorporated more fashion elements into our product assortments and selected a new advertising agency. The goal remains to stay true to Nautica's roots as a modern American classic.

Initiative #5: Enhancing inventory controls and management remains a priority. Our inventory turns on a year over year basis increased 18%, even though our inventory levels at the end of fiscal 2003 increased over the prior year. This was a result of the implementation of initiatives in the replenishment businesses, the expansion of children's product in Nautica outlets as well as the earlier receipt of Spring products.

Initiative #4: Continued to transition distribution functions to our 500,000 square foot distribution and customer service facility in Martinsville, Virginia. The facility, which is now fully functional, has enabled us to speed up product delivery times, reduce costs and improve customer service. By the end of Summer 2003, distribution for John Varvatos and Earl Jean will also be consolidated at the facility.

Initiative #6: We moved to transition our Nautica business in Europe to licensing or other key arrangements. This initiative will enable us to expand market share for the Nautica brand in various European countries. This will also allow us to significantly reduce the Company's capital investment in Europe.

Initiative #7: Continued to advance our long-term strategy to diversify and extend the Nautica brand. Initiatives included signing a new license for Nautica Women's Swimwear and introducing a new line of Nautica Men's Footwear. We expect to further leverage this license agreement with the launch of a line of Nautica Boys' Footwear in fiscal 2004.

Initiative #8: Continued to expand the John Varvatos brand in the U.S., abroad and through new license agreements. Key events were the opening of our second freestanding retail location, renewing our agreement with Converse and launching a line of John Varvatos fragrance and skin care products. John Varvatos anticipates signing an exclusive licensing partnership for Japan in the current fiscal year.

OPERATIONAL ACHIEVEMENTS

NEW DISTRIBUTION FACILITY

A key focus of Nautica Enterprises' three-phased plan for future growth involves identifying ways to improve operational efficiency throughout the Company. In fiscal 2002 and 2003, we made substantial progress towards that goal with the transition to our distribution and customer service facility located in Martinsville, Virginia.

The process of relocating product lines to the new facility was phased in to avoid potential disruption to customers. In fact, it was a seamless process that is a testament to the solid operations team at the Company.

Today, the 500,000 square foot facility is fully functional, handling distribution, customer service, information systems and support for all Nautica brands. We began processing the John Varvatos business in May 2003 and Earl Jean will be fully integrated by the end of the summer for Holiday 2003.

The Martinsville facility is providing substantial benefits to the Company and its customers. Its location near major highway arteries on the East Coast has sped up delivery times and reduced costs. As product lines were migrated to the new facility following its September 2001 opening, we have begun to achieve economies of scale that are having a significant impact on our processing costs. Beginning in the fourth quarter of fiscal 2003 we recognized the financial benefit of having this facility fully operational, as it contributed $0.03 to the bottom line. From the beginning of the project through fiscal 2004 our costs to store, process and ship a unit will be reduced by approximately 15%.

The cost savings come not only from the facility's strategic location, but also from its design and automated systems. This allows us to handle higher volumes during peak shipping periods. For example, during the month of February 2003, the facility exceeded the previous peak shipping volume by over 20%.

With more than six miles of conveyors, 37 shipping and receiving docks, increased packing capacity and sophisticated work platforms, the facility has the capacity to meet our distribution and customer service needs today and in the future.


A DISTRIBUTION FACILITY


nautica
jeans company
NAUTICA JEANS
NAUTICA CHILDR

THE VALUES OF NAUTICA ENTERPRISES, INC.

OUR CORPORATE VALUES TRANSCEND ALL OUR DIVISIONS

> INTEGRITY > AUTHENTICITY > SPIRITED > ACTIVE > COMPETITIVE > FUN

In 2003, we celebrate the 20th anniversary of the Nautica brand. We've come a long way from our earliest days, when the Nautica product line encompassed just six styles of men's outerwear. Today, Nautica Enterprises is a company with three primary brands – Nautica, Earl Jean and John Varvatos.

Over the years, by expanding our brands and product lines, we've become a larger, more diversified company that reaches a broad range of consumers – men, women and children. In addition to sportswear, we now market a variety of other product categories including sleepwear, men's and women's jeans, men's underwear and a broad range of licensed products, including home furnishings, women's swimwear and footwear, to name a few.

From the start, the styling and quality of our products has been guided by a set of core values. Integrity. Authenticity. Spirited. Active. Competitive. Fun. In a larger sense, they are also the values of Nautica Enterprises.

We firmly believe our success in building brands is connected to our commitment to staying true to our customers. To be sure, our three primary brands appeal to consumers with different aspirations. But the thread that ties them together is a corporate culture sustained and nurtured by an active, competitive spirit.

Our authentic heritage is also evident in each of our brands, from the modern American classic styling of Nautica Sportswear to the high-quality materials and construction of a pair of jeans from our Earl Jean business to the elegance and detailing that distinguishes the John Varvatos Collection.

In all that we do, Nautica Enterprises adheres to the values that define our brands – and that have defined our Company for a generation.

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

Harvey Sanders
Chairman of the Board,
President and
Chief Executive Officer
Nautica Enterprises, Inc.

David Chu
Vice Chairman
Nautica Enterprises, Inc.

Robert B. Bank
President
Robert B. Bank
Advisory Services

Israel Rosenzweig
Senior Vice President
Georgetown Partners, Inc.,
General Partner of Gould
Investors L.P.

Charles H. Scherer
Managing Partner
Hughes Hubbard & Reed LLP

Steven H. Tishman
Managing Director
Rothschild Inc.

John Varvatos
President
John Varvatos Company

Ronald G. Weiner CPA
President
Perelson Weiner LLP

CORPORATE OFFICERS AND OPERATING MANAGEMENT

Harvey Sanders
Chairman of the Board,
President and
Chief Executive Officer
Nautica Enterprises, Inc.

David Chu
Vice Chairman
Nautica Enterprises, Inc.

Richard Anders
President
Nautica Retail USA, Inc.

James J. Haggar
President
The E. Magrath Apparel
Company

Christopher Heyn
President
Nautica International, Inc.

Jeffrey Matthews
President
Nautica Furnishings, Inc.

Paulette McCready
President
Nautica Jeans Company,
Nautica Children's Company

Bonnie Takhar
President
Earl Jean, Inc.

John Varvatos
President
John Varvatos Company

Wayne A. Marino
Senior Vice President
Chief Financial Officer
Nautica Enterprises, Inc.

James Calo
Senior Vice President
Operations
Nautica Enterprises, Inc.

James F. Haneschlager
Senior Vice President
Administration & Human
Resources
Nautica Enterprises, Inc.

Stephen Wilson
Senior Vice President
Global Logistics
Nautica Enterprises, Inc.

Wayne Cooper
Vice President
Information Systems
Nautica Enterprises, Inc.

John DeVoto
Vice President
Operational Controller
Nautica Enterprises, Inc.

Mark DiMuro
Vice President
Corporate Controller
Nautica Enterprises, Inc.

Shannon L. Froehlich
Vice President
Corporate Investor Relations
Nautica Enterprises, Inc.

Lainie J. Goldstein
Vice President of Finance
and Business Development
Nautica Enterprises, Inc.

Anne H. Lacombe
Vice President
Marketing
Nautica Enterprises, Inc.

Ronald J. Neuburger
Corporate Vice President
Operational Controller
Nautica Enterprises, Inc.

Lisa Whitney
Vice President
General Counsel
Nautica Enterprises, Inc.

Christopher Young
Vice President
Customer Service
Nautica Enterprises, Inc.


NAUTICA SWIMWEAR

OPERATING MANAGEMENT



Seated: Bonnie Takhar, President - Earl Jean, Inc., **Richard Anders,** President - Nautica Retail USA, Inc., **Paulette McCready,** President - Nautica Jeans Company, Nautica Children's Company, **Harvey Sanders,** Chairman of the Board, President and Chief Executive Officer - Nautica Enterprises, Inc. **Standing from left to right: James J. Haggar,** President - The E. Magrath Apparel Company, **Jeffrey Matthews,** President - Nautica Furnishings, Inc., **Christopher Heyn,** President - Nautica International, Inc., **John Varvatos,** President - John Varvatos Company, **David Chu,** Vice Chairman - Nautica Enterprises, Inc.


NAUTICA SPORTSWEAR


EARL JEAN

NAUTICA STOCKHOLDER INFORMATION

COMMON STOCK
For inquiries related to stock certificates, stock dividends and changes of address, please contact:

Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660
(800) 370-1163
TDD for Hearing-Impaired: (800) 231-5469
Foreign Stockholders: (201) 329-8660
TDD Foreign Stockholders: (201) 329-8354
Website: www.melloninvestor.com

COMMON STOCK LISTING
Nasdaq
National Market System
Symbol: NAUT

INVESTOR INFORMATION
To obtain information about Nautica Enterprises, Inc. please contact:

Shannon L. Froehlich
Vice President - Corporate Investor Relations
Nautica Enterprises, Inc.
40 West 57th Street
New York, NY 10019

or visit the Investor Relations page on the Company's website: www.nautica.com

INDEPENDENT ACCOUNTANTS
Grant Thornton LLP
666 Third Avenue
New York, NY 10017

DESIGN: QUALIA DESIGN

Nautica Enterprises, Inc. / 40 West 57th Street / New York, NY 10019